Exhibit 3.338

AGREEMENT OF LIMITED PARTNERSHIP

OF

TERRE HAUTE REGIONAL HOSPITAL, L.P.

This undersigned parties being all of the partners (the “Partners”) of Terre Haute Regional Hospital, L.P. (the “Limited Partnership”), a Delaware limited partnership formed pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act (the “Act”), hereby agree that the ownership interests in the Limited Partnership are as follows:

	Name of Partners	Ownership Percentage
General Partner:	Terre Haute Hospital GP, Inc.	1.0%
Limited Partners:	Terre Haute Hospital Holdings, Inc.	49.5%
	HTI Hospital Holdings, Inc.	49.5%

None of the Partners shall be required to make any additional contributions of capital to the Limited Partnership, although the Partners may from time to time agree to make additional contributions to the Limited Partnership.

The Limited Partnership may engage in any lawful business permitted by the Act, including without limitation, acquiring, owning, operating, selling, leasing, and otherwise dealing with real property and healthcare businesses.

The address of the registered and principal office of the Partnership in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, and the name and address of the registered agent for service of process on the Partnership in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

The Limited Partnership shall be terminated and dissolved upon the earlier of (i) the mutual agreement of the Partners or (ii) December 31, 2050.

All distributions and all allocations of income, gains, losses and credits shall be made in accordance with the Ownership Percentage of each Partner.

The General Partner shall have the exclusive right and full power and authority to manage, control, conduct and operate the business of the Partnership, and may take any and all action without the consent of the Limited Partners. The General Partner shall maintain all books and records required by the Act to be maintained at the address specified above or at any other office designated by the General Partner. The General Partner shall make available at the address specified above in the State of Delaware such books and records of the Limited Partnership as are required pursuant to the Act The General Partner shall have the right to designate a different registered agent and/or registered office for the Limited Partnership by complying with any requirements pursuant to the Act.

The Limited Partnership shall indemnify and hold harmless the General Partner, and its officers, directors, employees, agents and representatives to the fullest extent permitted by the Act.

None of the partners shall be permitted to withdraw from the Limited Partnership or transfer, assign, or pledge its interest in the Limited Partnership without the prior written consent of the other Partners, which consent may be withheld in such Partner’s sole discretion.

This Agreement of Limited Partnership may be amended solely by the General Partner without the approval of the Limited Partners. Any such amendment approved by the General Partner may amend and restate the Agreement of Limited Partnership in its entirety and may add and/or substitute partners and reallocate the Ownership Percentage in the sole and absolute discretion of the General Partner.

The Partners hereby agree that all other terms of the Limited Partnership be controlled and interpreted in accordance with the Act.

EXECUTED this 23rd day of April, 2002, but effective as of the 1st day of September, 2001.

GENERAL PARTNER:

Terre Haute Hospital GP, Inc., a Delaware corporation

John M. Frank II
Vice President

LIMITED PARTNERS:

Terre Haute Hospital Holdings, Inc., a Delaware corporation

R. Milton Johnson
Vice President

HTI Hospital Holdings, Inc., a Delaware corporation

A. Bruce Moore, Jr.
Vice President

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